

April 24, 2012

Via E-mail
Mr. Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **Re:**   **Crown Holdings, Inc.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your response dated April 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Provision for Restructuring, page 36

1. We have read your response to comment 3. Please confirm you will revise future filings to address the fourth quarter timing of the restructuring charges recognized during 2011. Also, we note that the September 30, 2011 Form 10-Q, filed November 7, 2011, provides no informative disclosures about other possible, material charges that may be warranted for the remainder of the year within your Other European operations. In fact, we note the following disclosures therein:
   - Page 13 states that "[d]uring the first nine months of 2011", the Company initiated restructuring for "headcount reduction of approximately 32 and is expected to be completed in 2011," which costs of $4 million "are expected to be the total costs related to the restructuring." Based on the foregoing, a reader could reasonably infer that you have affirmed that over the last ten months, you have

undertaken a restructuring action that will result in only $4 million for the entire year.

- Page 50 states that both net sales and segment income for European Specialty Packaging, the affected segment, increased for the nine months ended September 30, 2011. Based on the foregoing, a reader could reasonably infer that since there is no discussion about material adverse operating results to the impacted operations, restructuring activity aimed to reduce headcount and manufacturing capacity would be unexpected.
- Page 52 states only that the expectation for such restructuring provisions to the affected segment is annual tax savings of $3 million.

Therefore, tell us and identify in future filings the adverse operating results of the impacted businesses that would sufficiently explain why the restructuring plans were undertaken and quantify the extent to which manufacturing capacity is being reduced and the number of personnel you expect to terminate. Lastly, please tell us the timeline of your annual budget process in the fourth quarter of 2011, including the exact dates when: i) the process informally and formally began; ii) you informally and formally approved the plan to undertake additional restructuring activities to reduce manufacturing capacity throughout Western Europe; iii) you informally and formally approved the plan to undertake additional restructuring activities to reduce headcount throughout Western Europe, if different than that related to the reduction of manufacturing capacity; and iv) you were able to reasonably quantify the cost associated with such plans. Given the $41 million charge accounts for 105% of fourth quarter net income and 10% of annual net income, it is important that a reader is provided with transparent and timely information, in some cases even before material charges are recorded. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief